February 28, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Vanguard Index Funds (811-2652)
                                    Registration Statement on Form N-14

                                    via electronic filing

Commissioners:

On behalf of Vanguard 500 Index Fund (the “500 Index Fund”), a series of Vanguard Index Funds (the “Trust”), we are hereby filing a Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”).  This Registration Statement is being filed to register Admiral Shares of the 500 Index Fund that would be issued to shareholders of Vanguard Tax-Managed Growth and Income Fund (the “Growth and Income Fund”), a series of the Vanguard Tax-Managed Funds.

The Registration Statement is related to the reorganization of the Growth and Income Fund into the 500 Index Fund.

It is proposed that this Registration Statement will become effective on March 30, 2014, pursuant to Rule 488 under the 1933 Act.  A definitive information statement/prospectus will be filed and mailed to Growth and Income Fund shareholders shortly thereafter.

If you have any questions or comments, please contact me at (610) 669-4294 or Sanu Thomas at (610) 669-6219.  Thank you for your time and consideration.

Sincerely,

Michael Drayo
Senior Counsel
Legal Department

cc:        Amy Miller, Esq.

U.S. Securities and Exchange Commission